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03013552

BD 3/5

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Nova Fund L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

NEW YORK	NEW YORK	10022-7604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber (212) 486-6780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 13 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Fund L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public
ARTHUR F. LUND, II
Notary Public, State of New York
Residing in Orange County
No. 4601717
My commission expires April 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Nova Fund L.P.
New York, New York

We have audited the accompanying statement of financial condition of Nova Fund L.P., including the condensed schedule of investments, as of December 31, 2002. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nova Fund L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 6, 2003

Nova Fund L.P.

Statement of Financial Condition

December 31, 2002

Assets	
Investments in securities held at clearing broker, at market value (Notes 1 and 2)	**$2,702,172,910**
Cash	**252,376**
Due from partners (Note 5)	**12,485,178**
Accrued income	**5,084,242**
Prepaid expenses and other	**363,555**
	$2,720,358,261
Liabilities and Partners' Capital	
Liabilities:	
Due to broker, net (Notes 1 and 3)	**$ 865,761,723**
Securities sold, not yet purchased, at market value (Notes 1 and 2)	**527,329,552**
Accounts payable and accrued liabilities	**4,997,631**
	1,398,088,906
Partners' capital (Notes 6 and 7)	**1,322,269,355**
	$2,720,358,261

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2002

Number of shares	Description	% of net assets	Market value
	Investments in securities (204.36%)		
	Equity securities (204.36%):		
	United States (204.36%):		
	Advertising	1.16%	**$ 15,367,687**
	Aerospace/Defense	4.00	**52,917,452**
	Agriculture	.40	**5,308,298**
	Airlines	.95	**12,551,654**
	Apparel	1.65	**21,875,624**
	Auto Manufacturers:		
1,886,700	General Motors Corporation	5.26	**69,543,762**
	Other	3.31	**43,717,275**
	Auto Parts and Equipment	3.39	**44,849,923**
	Banks	13.70	**181,162,500**
	Beverages	3.54	**46,798,535**
	Biotechnology	.82	**10,795,082**
	Building Materials	.73	**9,652,767**
	Chemicals	2.48	**32,733,791**
	Closed-end Funds	.14	**1,859,151**
	Coal	.06	**754,134**
	Commercial Services	2.61	**34,473,724**
	Computers	4.77	**63,071,621**
	Cosmetics/Personal Care	1.53	**20,244,736**
	Country Funds-Closed-end	.12	**1,610,350**
	Distribution/Wholesale	.17	**2,200,929**
	Diversified Financial Services	12.25	**161,957,495**
	Electric	7.53	**99,522,141**
	Electrical Components and Equipment	.98	**12,906,812**
	Electronics	2.05	**27,095,454**
	Energy-Alternate Sources	.09	**1,160,287**
	Engineering and Construction	.02	**232,720**
	Entertainment	.72	**9,454,264**
	Environmental Control	.02	**280,310**
	Food	2.37	**31,338,065**
	Forest Products and Paper	2.94	**38,842,431**
	Gas	.29	**3,853,881**
	Hand/Machine Tools	.91	**11,994,581**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2002

Number of shares	Description	% of net assets	Market value
	Investments in securities (204.36%) (continued)		
	Equity securities (204.36%) (continued):		
	United States (204.36%) (continued):		
	Health Care-Products	3.76%	**$ 49,758,219**
	Health Care-Services	1.75	**23,139,081**
	Holding Companies-Diversified	.01	**119,982**
	Home Builders	1.30	**17,245,488**
	Home Furnishings	.31	**4,141,841**
	Household Products/Wares	.52	**6,884,027**
	Housewares	.51	**6,759,884**
	Insurance	9.26	**122,434,595**
	Internet	.97	**12,815,736**
	Iron/Steel	1.14	**15,093,299**
	Leisure	2.46	**32,469,896**
	Lodging	1.01	**13,315,299**
	Machinery-Construction and Mining	.06	**806,536**
	Machinery-Diversified	1.65	**21,870,700**
	Media	10.09	**133,429,168**
	Metal Fabricate/Hardware	.79	**10,462,021**
	Mining	2.80	**36,966,975**
	Miscellaneous Manufacturing	6.97	**92,216,523**
	Office Furnishings	.02	**254,272**
	Office/Business Equipment	.28	**3,699,642**
	Oil and Gas Producers	14.37	**190,045,602**
	Oil and Gas Services	2.42	**32,002,768**
	Packaging and Containers	.47	**6,173,741**
	Pharmaceuticals	13.33	**176,241,650**
	Pipelines	1.11	**14,676,024**
	Real Estate	.03	**451,030**
	REITS	14.81	**195,876,533**
	Retail	11.65	**154,036,064**
	Savings and Loans	2.27	**30,029,103**
	Semiconductors	3.97	**52,565,123**
	Software	2.20	**29,052,994**
	Telecommunications	8.29	**109,580,988**
	Textiles	.42	**5,529,372**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2002

Number of shares	Description	% of net assets	Market value
	Investments in securities (204.36%) (continued)		
	Equity securities (204.36%) (continued):		
	United States (204.36%) (continued):		
	Toys/Games/Hobbies	.45%	**$ 5,952,605**
	Transportation	1.86	**24,780,974**
	Trucking and Leasing	.08	**1,094,754**
	Water	.01	**72,965**
	Total investments in securities (cost $2,726,629,950)	204.36%	**$2,702,172,910**
	Securities sold short (39.88%)		
	Equity securities (39.88%):		
	United States (39.88%):		
	Advertising	.22%	**$ 2,890,375**
	Aerospace/Defense	.39	**5,115,982**
	Agriculture	.13	**1,770,099**
	Airlines	.26	**3,382,926**
	Apparel	.32	**4,215,695**
	Auto Manufacturers	.01	**159,567**
	Auto Parts and Equipment	.04	**591,600**
	Banks	1.18	**15,561,092**
	Beverages	.13	**1,747,633**
	Biotechnology	1.17	**15,528,419**
	Building Materials	.18	**2,384,266**
	Chemicals	1.81	**23,870,545**
	Coal	.18	**2,402,967**
	Commercial Services	1.48	**19,593,946**
	Computers	1.28	**16,876,871**
	Distribution/Wholesale	.30	**3,938,189**
	Diversified Financial Services	.68	**8,927,325**
	Electric	.72	**9,527,250**
	Electrical Components and Equipment	.22	**2,844,083**
	Electronics	.80	**10,642,853**
	Energy-Alternate Sources	.01	**119,751**
	Engineering and Construction	.75	**9,973,931**
	Entertainment	.23	**3,066,265**
	Environmental Control	.07	**873,119**
	Food	2.63	**34,725,677**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2002

Number of shares	Description	% of net assets	Market value
	Securities sold short (39.88%) (continued)		
	Equity securities (39.88%) (continued):		
	United States (39.88%) (continued):		
	Forest Products and Paper	.24%	**$ 3,123,760**
	Gas	.14	**1,896,587**
	Hand/Machine Tools	-	**53,325**
	Health Care-Products	2.41	**31,873,394**
	Health Care-Services	1.39	**18,377,241**
	Holding Companies-Diversified	-	**11,200**
	Home Builders	.28	**3,725,768**
	Home Furnishings	.04	**498,737**
	Household Products/Wares	.27	**3,586,317**
	Housewares	.01	**132,600**
	Insurance	1.54	**20,391,940**
	Internet	1.00	**13,200,853**
	Investment Companies	.93	**12,269,403**
	Iron/Steel	-	**10,528**
	Leisure	.01	**90,741**
	Lodging	.17	**2,244,544**
	Machinery-Construction and Mining	.08	**1,041,184**
	Machinery-Diversified	.32	**4,221,009**
	Media	.64	**8,487,361**
	Mining	.43	**5,706,739**
	Miscellaneous Manufacturing	.12	**1,609,663**
	Office Furnishings	.01	**103,620**
	Oil and Gas Products	.40	**5,234,205**
	Oil and Gas Services	.28	**3,730,442**
	Packaging and Containers	.43	**5,669,880**
	Pharmaceuticals	4.02	**53,323,479**
	Real Estate	.17	**2,288,232**
	REITS	.13	**1,667,571**
	Retail	2.05	**27,092,016**
	Savings and Loans	.51	**6,721,686**
	Semiconductors	2.73	**36,043,876**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2002

Number of shares	Description	% of net assets	Market value
	Securities sold short (39.88%) (continued)		
	Equity securities (39.88%) (continued):		
	United States (39.88%) (continued):		
	Software	1.41%	$ **18,653,488**
	Storage/Warehousing	.04	**470,570**
	Telecommunications	1.80	**23,797,663**
	Textiles	.02	**256,431**
	Toys/Games/Hobbies	.05	**706,322**
	Transportation	.61	**8,164,059**
	Trucking and Leasing	-	**3,212**
	Water	.01	**119,480**
	Total securities sold short (proceeds $536,305,308)	39.88%	$ **527,329,552**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Summary of Business and Significant Accounting Policies

Business

Effective January 1, 2001, Nova Fund L.P. ("Fund") changed its status from a Bermuda-based limited partnership and became a domesticated Delaware-based limited partnership. The Fund trades primarily in equity securities and may engage in index futures transactions to achieve its desired level of risk. The Fund is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Fund has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Therefore, the Fund operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Fund does not carry customer accounts at this time.

The Fund is comprised of the General Partner, Renaissance Technologies Corp. ("General Partner") and Medallion USA L.P., Medallion Fund L.P., Medallion Associates L.P., Medallion Capital Investments Ltd., Medallion International Ltd. and Medallion RMP Fund, L.P. (collectively referred to as "Limited Partners").

The Fund will terminate on December 31, 2020, or upon the prior withdrawal, insolvency or dissolution of the General Partner.

Securities Transactions and Portfolio Valuations

Securities transactions are recorded on a trade date basis. The Fund's investments in securities are valued at fair value on the financial statement date based upon the last reported sales price on the largest recognized exchange traded market on which they are traded or, if no trading took place on that date, at the last quoted bid price for investments owned and the last quoted ask price for securities sold, not yet purchased.

Derivative Instruments and Hedging Activities

The Fund's policy is to recognize all derivative instruments as either assets or liabilities in the statement of financial condition and to measure those instruments at market value (Notes 3 and 4).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the time of purchase. The Fund maintains most of its cash balances at one major financial institution. At times, the amount on deposit at this institution exceeded the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes

No income tax accrual has been made in the accompanying statement of financial condition since the partners are required to report their respective shares of the Fund's income on their individual tax returns.

Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from these estimates.

1. Clearing Agreement

The Fund has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Fund's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or purchased on margin.

The Fund is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased consist of common stock carried at market value.

3. Due from/to Broker, Net

At December 31, 2002, the Fund has $891,824,486 in cash balances payable to its broker and a $26,062,763 receivable due from its broker resulting from an unrealized gain on an open collar option with its broker. As of December 31, 2002, the Fund has a $865,761,723 net due to broker balance.

4. Derivative Financial Instruments Held or Issued and Off-Balance Sheet Risk

The Fund operates as an investor in marketable securities and is exposed to market risks resulting from changes in the fair value of their investments. The derivative financial instruments are used by the Fund to help manage such market risk.

Securities sold, not yet purchased by the Fund may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Fund has recorded

this obligation in the statement of financial condition at the respective December 31, 2002 market values of the securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statement of financial condition.

The Fund purchases and sells equity option contracts as part of its investing activities. Option contracts are contractual agreements that give the purchaser the rights, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. By selling, or writing options, the Fund receives a premium and becomes obligated during the term of the option to purchase or sell a financial instrument at a predetermined exercise price if the option is exercised, and assumes the risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

The Fund is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments.

5. Related Party Transactions

As of December 31, 2002, the Fund had a $12,485,178 due from partner balance resulting from dividend tax withholdings paid by the Fund on behalf of its foreign limited partners.

6. Regulatory Net Capital Requirements

As a registered broker/dealer, the Fund is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At December 31, 2002, the Fund had regulatory net capital of $937,645,606 and a regulatory net capital requirement of $333,174. The Fund's net capital ratio was .01 to 1.

7.	**Subsequent Capital Transactions**	For the period January 1, 2003 to February 6, 2003, the Limited Partners withdrew approximately $550,000,000 in capital from the Fund.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Nova Fund L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Nova Fund L.P. ("Fund") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BDO

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

BDO

The report is intended solely for the use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 6, 2003